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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
PUBLIC COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

NOTICE TO THE MARKET

São José dos Campos, March 22, 2020 - Embraer S.A. (“Company” or “Embraer”) informs the market that it has decided to place its employees that cannot perform their job activities remotely on temporary paid leave until March 31, 2020. This measure is being taken to ensure the health and well-being of its employees. The Company will continue with some essential activities in operation.

Employees that were working from home will continue to work remotely. This measure encompasses all of Embraer’s units in Brazil. Embraer is also evaluating the situation in the other countries in which it operates.

Over the next several days Company management will analyze the situation and, together with local government and union representatives, make the most adequate decision to protect its employees from the coronavirus contagion and, at the same time, protect its business, in a manner in which all parties will suffer the least impact possible.

Embraer’s top priority remains the health and safety of its employees, customers, and other collaborators.

São José dos Campos, March 22, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President, Financial and Investor Relations